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                         [VOICE CONTROL SYSTEMS, INC.]


December 8, 1995


U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, DC  20549

ATTN:  Alonzo Llorens

RE:      Voice Control Systems, Inc.
         Form S-3
         File No. 33-61757

Dear Mr. Llorens:

Voice Control Systems, Inc. (the "Company") hereby applies, in accordance with Rule 477 under the Securities Act of 1933, as amended, for withdrawal of its registration statement on Form S-3 (No. 33-61757) and as amended on October 12, 1995, relating to the sale of shares of the Company's Common Stock by Selling Stockholders described therein.

On December 8, 1995 the Company filed a registration statement on Form SB-2 covering the underwritten sale of shares by the Company and by the Selling Stockholders described therein. As a result of filing such Form SB-2 and proceeding with an underwritten public offering, the Company has determined not to register the sale of shares by Selling Stockholders on such Form S-3 and believes it would be misleading to investors to not withdraw such registration statement.

Please feel free to call me should you have any questions regarding this matter.

Very truly yours,


/s/ Kim S. Terry
Kim S. Terry
Vice President and Controller